Exhibit 99.2

HELPORT AI LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“US$” or “$”), except share data)

	As of December 31,	As of June 30,
	2025	2025
	(Unaudited)	(Audited)
Cash	$688,112	$152,051
Accounts receivable, net	34,973,991	23,466,286
Amount due from a related party	123,219	10,372
Prepaid expenses and other receivables	198,001	137,669
Total current assets	35,983,323	23,766,378

Long-term investment	2,461	29,643
Intangible assets, net	16,061,400	12,680,011
Right-of-use assets, net	1,369,361	705,522
Total non-current assets	17,433,222	13,415,176
Total assets	$53,416,545	$37,181,554

Accounts payable	$17,854,472	$3,478,345
Income tax payable	1,319,771	1,321,935
Amount due to related parties	2,978,213	2,659,556
Warrant liabilities	3,293,291	4,683,834
Loans due to third parties	1,625,000	1,625,000
Accrued expenses and other liabilities	6,795,069	4,639,213
Lease liabilities	346,983	134,331
Deferred tax liabilities	145,404	548,889
Total current liabilities	34,358,203	19,091,103

Lease liabilities	1,097,230	625,080
Total non-current liability	1,097,230	625,080
Total liabilities	35,455,433	19,716,183

Commitments and contingencies

Ordinary shares (US$0.0001 par value per share; 500,000,000 authorized as of December 31, 2025 and June 30, 2025; 37,430,968 issued and outstanding as of December 31, 2025 and June 30, 2025)*	3,743	3,743
Additional paid-in capital*	4,222,290	2,562,548
Accumulated other comprehensive income/(loss)	16,173	(5,132)
Retained earnings	13,232,505	14,904,212
Total HPAI’s Shareholders’ equity	17,474,711	17,465,371
Non-controlling interest	486,401	-
Total shareholders’ equity	17,961,112	17,465,371
Total liabilities and shareholders’ equity	$53,416,545	$37,181,554

*	Par value of ordinary shares, additional paid-in capital, and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HELPORT AI LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(Amounts in U.S. dollars (“US$” or “$”), except share data)

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$17,662,340	$16,406,402
Cost of revenues	(8,586,365)	(7,440,338)
Gross profit	9,075,975	8,966,064

Selling expenses	(894,016)	(528,746)
General and administrative expenses	(5,862,372)	(4,598,484)
Research and development expenses	(5,685,118)	(1,448,115)
Total operating expenses	(12,441,506)	(6,575,345)

(Loss)/income from operation	(3,365,531)	2,390,719

Financial expenses, net	(45,342)	(312,437)
Other loss, net	(3,686)	-
Share of loss from equity method investment	(58,982)	-
Change in fair value of warrant liabilities	1,390,543	(336,136)
(Loss)/income before income tax expenses	(2,082,998)	1,742,146
Income tax benefits/(expenses)	397,692	(675,252)
Net (loss)/income	$(1,685,306)	$1,066,894
Less: net loss attributable to non-controlling interests	(13,599)	-
Net (loss)/income attributable to HPAI’s ordinary shareholders	(1,671,707)	1,066,894

Other comprehensive income, net of tax:
Net change in foreign currency translation adjustment	21,305	-
Total comprehensive (loss)/income	$(1,664,001)	$1,066,894
Less: total comprehensive income attributable to non-controlling interests	(13,599)	-
Total comprehensive (loss)/income attributable to HPAI’s ordinary shareholders	(1,650,402)	1,066,894

(Loss)/earnings per ordinary share
Basic	(0.04)	0.03
Diluted	(0.04)	0.03
Weighted average number of ordinary shares outstanding*
Basic	37,430,968	35,990,935
Diluted	37,430,968	35,990,935

*	Share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HELPORT AI LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars (“US$”), except share data)

	Ordinary Shares		Additional paid-in	Retained	Total shareholders’
	Shares*	Amount*	capital*	earnings	equity
		US$	US$	US$	US$
Balance as of June 30, 2024(Audited)	30,280,768	3,028	4,528	13,045,642	13,053,198
Reverse recapitalization	5,878,103	588	(7,505,333)	-	(7,504,745)
Equity financing through Private Placement	509,259	51	5,499,949	-	5,500,000
Conversion from Convertible Promissory Notes	464,838	46	5,020,207	-	5,020,253
Offering costs in the Business Combination	-	-	(1,030,923)	-	(1,030,923)
Share-based compensation	-	-	223,933	-	223,933
Net income	-	-	-	1,066,894	1,066,894
Balance as of December 31, 2024 (Unaudited)	37,132,968	3,713	2,212,361	14,112,536	16,328,610

	Ordinary Shares		Additional paid-in	Retained	Accumulated comprehensive	Total HPAI’s shareholders’	Non- controlling	Total shareholders’
	Shares*	Amount*	capital*	earnings	(loss)/income	equity	interests	equity
		US$	US$	US$	US$	US$	US$	US$
Balance as of June 30, 2025 (Audited)	37,430,968	3,743	2,562,548	14,904,212	(5,132)	17,465,371	-	17,465,371
Net loss	-	-	-	(1,671,707)	-	(1,671,707)	(13,599)	(1,685,306)
Foreign currency translation adjustment, net of tax	-	-	-	-	21,305	21,305	-	21,305
Share-based compensation	-	-	469,583	-	-	469,583	-	469,583
Equity financing through Private Placement	-	-	1,190,159	-	-	1,190,159	-	1,190,159
Contribution from non-controlling shareholders	-	-	-	-	-	-	500,000	500,000
Balance as of December 31, 2025 (Unaudited)	37,430,968	3,743	4,222,290	13,232,505	16,173	17,474,711	486,401	17,961,112

*	Share data and additional paid-in capital have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HELPORT AI LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“US$” or “$”), except share data)

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	$(1,685,306)	$1,066,894
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for credit losses	2,386,938	-
Amortization of intangible assets	2,918,611	1,957,877
Amortization of right-of-use assets	116,000	36,806
Share-based compensation	469,583	223,933
Investment loss from equity method investment	58,982	-
Interest expenses on loans from related parties	35,438	-
Deferred income tax	(403,485)	-
Change in fair value of warrant liabilities	(1,390,543)	336,136
Changes in operating assets and liabilities:
Accounts receivable	(13,894,643)	(703,149)
Prepaid expenses and other receivables	(60,332)	1,028,346
Accounts payable	14,376,127	2,996,498
Accrued expenses and other liabilities	2,148,296	(3,196,882)
Income tax payable	(2,164)	(216,977)
Deferred tax liabilities	-	332,626
Lease liabilities	(103,287)	(10,810)
Net cash provided by operating activities	4,970,215	3,851,298

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets	(6,300,000)	(8,125,000)
Loan to a related party	(112,847)	-
Purchase of long-term investment	(61,982)	-
Net cash used in investing activities	(6,474,829)	(8,125,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	-	(213,052)
Repayment of loan from a third party	-	(199,582)
Loan from a related party	313,401	-
Repayment of loans from related parties	-	(429,238)
Cash inflow from reverse recapitalization	-	1,136,951
Proceeds from PIPE investments	1,190,159	2,600,000
Repayment of sponsor loans	-	(350,000)
Contribution from a non-controlling shareholder	500,000	-
Net cash provided by financing activities	2,003,560	2,545,079

Effect of exchange rate changes	37,115	-

Net change in cash	536,061	(1,728,623)
Cash at the beginning of the period	152,051	2,581,086
Cash at the end of the period	$688,112	$852,463

SUPPLEMENTAL SCHEDULE OF NON-CASH ITEMS
Lease liabilities arising from obtaining right-of-use assets	$788,061	$799,450
Net assets acquired from reverse recapitalization	-	7,504,745
Financing funds received by a third party on behalf of the Group	-	2,900,000
Conversion from Convertible Promissory Notes	-	5,020,253
Offering costs recognized as additional paid-in capital	-	1,030,923

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“US$”), except share data)

1.	Organization and Principal Activities

Helport AI Limited (the “Company” or “HPAI”) was incorporated under the laws of the British Virgin Islands (the “BVI”) on October 3, 2023. The Company was formed to facilitate the merger between Tristar Acquisition I Corp. (“Tristar”), a special purpose acquisition company with its securities traded on the New York Stock Exchange (under the symbol “TRIS”), and Helport Limited, a British Virgin Islands exempted company (“Helport”), pursuant to the Business Combination Agreement (as defined below) dated December 18, 2023, and the public listing of Helport.

On December 18, 2023, Helport entered into a Business Combination Agreement (as amended, the “Business Combination Agreement”) with Tristar, HPAI, Merger I Limited, a British Virgin Islands business company and a wholly-owned subsidiary of HPAI (the “First Merger Sub”), Merger II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of HPAI (the “Second Merger Sub”), Navy Sail International Limited, a British Virgin Islands company, as the purchaser representative, and Extra Technology Limited, a British Virgin Islands business company, as the seller representative.

Pursuant to the Business Combination Agreement, the mergers contemplated by the Business Combination Agreement (the “Business Combination,” or the “Transaction,” and the consummation of such mergers, the “Closing”) were carried out in two steps:

(i)	First Merger: The First Merger Sub merged with and into Helport (the “First Merger”), with Helport surviving the First Merger as a wholly-owned subsidiary of HPAI, and the outstanding securities of Helport being converted into the right to receive securities of HPAI.

(ii)	Second Merger: Following the First Merger, the Second Merger Sub merged with and into Tristar (the “Second Merger”), with Tristar surviving the Second Merger as a wholly-owned subsidiary of HPAI, and the outstanding securities of Tristar being converted into the right to receive securities of HPAI.

The Business Combination was consummated on August 2, 2024 (the “Closing Date”), and the Company’s securities started trading on the Nasdaq under the ticker symbol “HPAI” on August 5, 2024. The Company, through its subsidiaries (collectively, the “Group”), are primarily engaged in the development of software and applications and mainly provide software-as-a-service (“SaaS”) platform and artificial intelligent (“AI”) tools to customers in the contact center industry.

As of December 31, 2025, the Company’s subsidiaries are as follows:

Name:	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities
Helport Limited (“Helport”)	June 5, 2023	British Virgin Islands	100%	Holding company
Helport Group Limited (“Helport BVI”)	November 14, 2023	British Virgin Islands	100%	Holding company
Helport Pte. Ltd. (“Helport Singapore”)	September 27, 2020	Singapore	100%	Development of software and applications
Helport AI Inc. (“Helport US”)	September 15, 2023	United States	100%	Development of software and applications
PT Helport Callconnect Solutions (“Helport Indonesia”)	May 9, 2025	Indonesia	100%	Business Process Outsourcing (“BPO”) solutions provider
MHELPORT S.A. DE C.V.	October 25, 2025	Mexico	81.48%	Business Process Outsourcing (“BPO”) solutions provider
Tristar Acquisition I Corp. (“Tristar”)	March 5, 2021	Cayman Islands	100%	Holding company

1.	Organization and Principal Activities (Continued)

Reverse Recapitalization

Following the consummation of the Transaction, Helport and Tristar became wholly-owned subsidiaries of the Company, and the outstanding shares of Helport and Tristar were converted into the right to receive ordinary shares of the Company. The combined company retained its name as “Helport AI Limited.” No goodwill or intangible assets were recorded in connection with the consummation of the Transaction.

Helport was determined to be the accounting acquirer, given that it effectively controlled the combined entity after the Transaction. The Transaction was not accounted for as a business combination because Tristar did not constitute a business. Accordingly, the Transaction was accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Helport for the net monetary assets of the Company.

Under this method of accounting, Helport was determined to be the accounting acquirer and the historical financial statements of Helport became the Company’s historical financial statements, with retrospective adjustments to give effect to the reverse recapitalization. All of the ordinary shares of Helport that were issued and outstanding immediately prior to the Transaction were cancelled and converted into an aggregate of 30,280,768 ordinary shares of the Company, which have been restated retrospectively to reflect the equity structure of the Company. Net income per share has been retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

2023 Reorganization

The Group’s history began in September 2020 with the establishment of Helport Singapore, a limited liability company established in Singapore by Ms. Fan Yu (the “Founding Shareholder”). Prior to the Business Combination, Helport undertook an equity restructuring in order to re-domicile its business from Singapore to the British Virgin Islands (the “2023 Reorganization”), which was executed in the following steps:

(1)	In June 2023, Helport Limited was incorporated in the British Virgin Islands to be the holding company of the Group. On November 14, 2023, Helport established Helport Group Limited in the British Virgin Islands, a wholly owned subsidiary to be the intermediate holding company.

(2)	Effective on December 22, 2023, Helport Limited, through Helport BVI, acquired 100% of the equity interest of Helport Singapore from the Founding Shareholder, and thus, Helport Singapore became a wholly owned subsidiary of Helport Limited.

The main purpose of the 2023 Reorganization was to establish a BVI holding company for the existing business in preparation for an overseas business combination. Immediately before and after the 2023 Reorganization as described above, Helport’s business continued to be carried out by its operating subsidiaries without change in control.

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (the “SEC”) and have been consistently applied. The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results, and cash flows for the periods presented. Operating results for the interim period ended December 31, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2026. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended June 30, 2025 and 2024.

(b)	Principle of consolidation

The unaudited condensed consolidated financial statements presented herein represent the financial statements of Helport AI Limited and its subsidiaries after the Business Combination which was consummated on August 2, 2024. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to allowance for credit losses, useful lives and impairment of long-lived assets, and fair value measurement of warrant liabilities. Changes in facts and circumstances may result in revised estimates. The effects of material revisions in estimates, if any, will be reflected in the CFS prospectively from the date of change in estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(d)	Foreign currency translation

The Group’s reporting currency is United States dollars (“US$” or “$”). The Group’s subsidiaries incorporated in Singapore and the United States also use US$ as their functional currencies, and the branches or subsidiaries incorporated in the Philippines, Indonesia and Mexico use their respective local currencies as their functional currencies, including the Philippine Peso (“PHP”), the Indonesian Rupiah (“IDR”) and the Mexican Peso (“MXN”). The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

2.	Summary of Significant Accounting Policies (Continued)

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are recorded as foreign currency exchange gain or loss included in “Financial expenses, net” in the unaudited condensed consolidated statements of operations and comprehensive (loss)/income.

The Group entities with functional currencies other than US$ translate their operating results and financial position into US$, the Group’s reporting currency. Assets and liabilities denominated in foreign currencies are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into US$ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ deficit. The exchange rates are obtained from the H.10 statistical release of the U.S. Federal Reserve Board.

	December 31, 2025		June 30, 2025
	Period-end spot rate	Average rate	Year-end spot rate		Average rate
US$ against PHP	58.9389	58.4800	56.6889		57.7734
US$ against THB	31.4900	32.2160	32.4700		33.9550
US$ against IDR	16,865.9000	16,598.2391	N/A	*	N/A	*
US$ against MXN	18.0057	18.4642	N/A	*	N/A	*

*	The Philippines branch was established, and the Indonesia and Mexico subsidiaries were incorporated, in 2025.

(e)	Cash

Cash consists of cash at bank which is highly liquid investments with original maturities less than three months, which are unrestricted as to withdrawal or use. Cash consists of cash in bank only. As of December 31, 2025, and June 30, 2025, cash balances were $688,112 and $152,051, respectively.

(f)	Credit losses

On July 1, 2023, the Group adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses” (Topic 326). Measurement of Credit Losses on Financial Instruments,” by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on the Group’s financial statements.

The Group’s accounts receivable and other receivables included in the line item of prepaid expenses and other current assets on the balance sheet are within the scope of ASC Topic 326. The Group uses the roll-rate method in combination with current condition adjustments to determine the loss rate of receivable balances and evaluate expected credit losses on an individual basis. When establishing the loss rate, the Group makes its assessment based on various factors, including the aging of receivable balances, historical experience, creditworthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from the debtors. The Group also applies current condition adjustments to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

2.	Summary of Significant Accounting Policies (Continued)

Expected credit losses are recognized in general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive (loss)/income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts receivable, net, are stated at the original amount less an allowance for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional.

The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Credit losses are charged off against the allowance when the Group believes the un-collectability of the account receivable is highly probable. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off. The Group deems accounts receivable as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable. The Group recorded credit losses of US$2,386,938 and nil for the six months ended December 31, 2025 and 2024, respectively.

(g)	Intangible assets, net

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Estimated useful lives by intangible asset class are as follows:

Category	Estimated useful lives
Software	3-5 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.

(h)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss is recognized in the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group did not record any impairment charge for the six months ended December 31, 2025 and 2024.

(i)	Warrants

The Group evaluated its public warrants (“Public Warrants”) and private warrants (“Private Placement Warrants”, together with the Public Warrants, the “Warrants”), in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”), and concluded that a provision in the Warrant Agreement, dated October 13, 2021, by and between Tristar and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815-40, the Warrants are recorded as derivative liabilities on the accompanying balance sheets and measured at fair value at inception (on the date of Tristar’s initial public offering) and at each reporting date in accordance with FASB ASC Topic 820, “Fair Value Measurement” (“ASC 820”), with changes in fair value recognized in the statement of operations in the period of change.

2.	Summary of Significant Accounting Policies (Continued)

The Private Placement Warrants were initially measured at fair value using a modified Black-Scholes Option Pricing Model. As the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Group has determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant. The fair value of the Public Warrants and Private Placement Warrants as of June 30, 2025 and December 31, 2025 was based on observable listed market prices. The Private Placement Warrants have the same value as the Public Warrants as they are subject to the same make-whole provisions pursuant to the Warrant Agreement. For the six months ended December 31, 2025 and 2024, the Group recognized a gain of $1,390,543 and a loss of $336,136, respectively, from changes in the fair value of the warrant liabilities.

(j)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of the fair value hierarchy under ASC 820 are as follows:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, and other receivables, accounts payable, amounts due to related parties, loans due to third parties, accrued expenses and other current liabilities. As of December 31, 2025 and June 30, 2025, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments. The warrant liabilities were measured at fair value using unobservable inputs and were categorized in Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as software and equipment, would be measured at fair value only if they were determined to be impaired.

2.	Summary of Significant Accounting Policies (Continued)

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of December 31, 2025, June 30, 2025 and August 2, 2024.

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total Fair Value
Warrant liabilities:
As of August 2, 2024	$2,484,000	$-	$1,962,779	$4,446,779
As of June 30, 2025	$2,524,247	$-	$2,159,587	$4,683,834
As of December 31, 2025	$1,830,798	$-	$1,462,493	$3,293,291

The fair value of the Public Warrants is considered a Level 1 valuation and is determined by their public trading price. The fair value of the Private Warrants is considered a Level 3 valuation and is determined using the Black-Scholes valuation model. As of December 31, 2025, the total fair value of the Public Warrants and Private Warrants were $1,830,798 and $1,462,493, respectively, both with an exercise price of $11.50. The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

Warrants
Fair value as of June 30, 2025	$4,683,834
Change in fair value	(1,390,543)
Fair value as of December 31, 2025	$3,293,291

The significant unobservable inputs used in the measurement of fair value of Warrants as of December 31, 2025 are as follows:

As of December 31, 2025
Expected term (in years)	3.58
Volatility	42.05%
Risk-free interest rate	3.65%
Dividend yield	-

(k)	Accounts and other payables

Accounts and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

(l)	Related party

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principal owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decisions; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have the ability to significantly influence the management or operating policies of the entity. The Group discloses all related party balances and transactions.

2.	Summary of Significant Accounting Policies (Continued)

(m)	Revenue recognition

The Group recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that the Group should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

These criteria as they relate to each of the following major revenue-generating activities are described below.

Revenues are presented net of value-added taxes (“VAT”).

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
AI services	$17,048,289	$16,406,402
AI+ Business Process Outsourcing (“AI+BPO”) services	614,051	-
Total revenues	$17,662,340	$16,406,402

AI services

The Group enters into System Information Technology Service Agreements with customers to provide a series of services through its integrated AI service tool, AI Assist, which includes system functional modules, efficiency management services, custom development services, and operation outsourcing services. The Group identifies one performance obligation in the licensed usage of AI Assist because the series of services is delivered through the integrated functions within AI Assist and cannot be separated from each other. The service consideration is calculated based on the monthly average subscribed seats and is reconciled on a monthly basis. The Group usually grants the customers a credit term between 180 days and 365 days in the payment arrangement. Since the customers simultaneously receive and consume the benefits through the usage of AI Assist as the Group maintains technical support and ensures the normal function of AI Assist, revenues are recognized ratably over the contract term.

Certain contracts with promises to provide additional customization or requests may include multiple performance obligations when the promises are separately identifiable from one another and are associated with standalone selling prices. For such arrangements, the Group allocates the transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines the standalone selling prices based on the prices charged to customers. Revenue from such additional customization or requests is recognized at a point in time when the service deliverables are completed and meet the requirements of the customers.

AI+BPO services

The Group enters into service agreements with customers to provide AI+BPO services, whereby it manages specified business processes—such as inbound customer support, outbound debt collection, and outbound customer engagement/sales—by deploying trained personnel supported by the Group’s AI tools under client guidance. Such contracts typically involve one performance obligation, pursuant to which the Group commits to providing a designated number of personnel and technological support to perform the business processes or operations as required by customers. Service fees are structured under either a per-agent monthly model or performance-based pricing tied to measurable outcomes. The Group typically collects monthly instalments from customers over the contract period for AI+BPO services. Revenues from AI+BPO services are recognized over the contract term based on the amounts in the revenue statements, which are reconciled with and confirmed by the customers on a monthly basis.

2.	Summary of Significant Accounting Policies (Continued)

Principal versus agent considerations

The Group has entered into contracts with a third-party service provider for outsourced operations, pursuant to which the third-party service provider is obligated to conduct certain technical support activities, including IT environment maintenance, software module optimization, industrial database updates, server configuration, and more. The Group has evaluated the terms with the third-party service provider and considers itself a principal and recognizes revenue on a gross basis for such services, as it controls the services through the following key considerations:

●	The Group owns its brand and intellectual property, directs the third-party service provider to conduct a series of outsourced operational activities on its behalf, and reserves the right to accept or reject any customer contracts without the involvement of the third-party service provider. The Group assumes primary responsibility for controlling the quality of service deliverables.

●	The Group has discretion in setting the price. The third-party service provider is only entitled to the fixed outsourced operational fees settled monthly for its performance obligation and does not participate in profit sharing in respect of revenue from services.

Contract balances

When a performance obligation in a service contract has been fulfilled, the Group presents the contract on the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. The Group did not have any contract assets as of December 31, 2025 and June 30, 2025.

A contract liability represents billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group did not have any contract liabilities as of December 31, 2025 and June 30, 2025.

(n)	Cost of revenues

Cost of revenues primarily consists of amortization of purchased software, payments to a third-party service provider for outsourced operation, and server costs.

(o)	Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All of the Group’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date fair values.

The Group has elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting over the requisite service period. For awards with performance conditions, the Group would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved. The Group has also elected to account for forfeitures as they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited.

2.	Summary of Significant Accounting Policies (Continued)

(p)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of income for the six months ended December 31, 2025 and 2024.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(q)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingencies if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments of liability for contingencies, including historical experience and the specific facts and circumstances of each matter.

(r)	Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the six months ended December 31, 2025 and 2024, there was no dilutive impact.

(s)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

The CODM regularly reviews entity-wide operating results, including consolidated revenues and net income, when making decisions about allocating resources and assessing performance of the segment. Accordingly, the Group has one reportable segment, i.e., AI services, which is the primary revenue source of the Group.

2.	Summary of Significant Accounting Policies (Continued)

The primary measure of segment revenue and profitability for the Group’s operating segment is consolidated revenue and net income. Significant segment expenses regularly reviewed by the CODM and included within net income comprise cost of sales, selling and marketing expenses, general and administrative expenses, and research and development expenses, which are separately presented on the Group’s unaudited condensed consolidated statements of operations and comprehensive (loss)/income. Other segment items within net income include financial expenses, net, other income or loss, net, and income tax expense. The CODM uses segment profit or loss to monitor budget versus actual results, and also in competitive analysis by benchmarking to the Group’s competitors at the same development stage.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are all located in Singapore and the Group’s revenues are substantially derived from PRC customers, no geographical segment information is presented. The CODM does not review any information regarding total assets by reportable segment.

For operating results of the segment provided to and reviewed by CODM, please refer to the unaudited condensed consolidated statements of operations and comprehensive (loss)/income.

(t)	Recent accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is also permitted, and entities may apply the amendments in this update prospectively or retrospectively to all prior periods presented in the financial statements. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

On November 4, 2024, the FASB has released ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business (“PBEs”) entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. PBEs shall apply the amendments in this update either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Group is evaluating the impact of the adoption of this guidance.

2.	Summary of Significant Accounting Policies (Continued)

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides guidance for entities that apply the practical expedient and accounting policy election, if applicable, when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this guidance.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments in this ASU represent changes to clarify the Codification or to correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

The Group does not believe other recently issued ASUs by the FASB but not yet effective accounting statements, if adopted, would have a material effect on the Group’s future financial statements.

3.	Accounts Receivable, net

Accounts receivable, net consists of the following:

	As of December 31,	As of June 30,
	2025	2025
	(Unaudited)	(Audited)
Accounts receivable	$37,360,929	$23,466,286
Less: allowance for credit losses	(2,386,938)	-
Accounts receivable, net	$34,973,991	$23,466,286

As of the date of issuance of the unaudited condensed consolidated financial statements, the Group has collected $23,596,284 of the accounts receivable balance from customers. The uncollected accounts receivable balance represents 36.84% of total accounts receivable as of December 31, 2025, all of which was aged within one year.

4.	Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of the following:

	As of December 31,	As of June 30,
	2025	2025
	(Unaudited)	(Audited)
Prepaid operation expenses	$123,876	$51,664
Deposits	71,965	81,815
Others	2,160	4,190
Prepaid expenses and other receivables	$198,001	$137,669

5.	Intangible Assets, Net

Intangible assets, net, consist of the following:

	As of December 31,	As of June 30,
	2025	2025
	(Unaudited)	(Audited)
Software	$28,646,000	$22,346,000
Accumulated amortization	(12,584,600)	(9,665,989)
Intangible assets, net	$16,061,400	$12,680,011

Amortization expense was $2,918,611 and $1,957,877 for the six months ended December 31, 2025 and 2024, respectively.

6.	Loans Due to Third Parties

	As of December 31,	As of June 30,
	2025	2025
	(Unaudited)	(Audited)
New Promissory Notes (1)	$1,625,000	$1,625,000
Loans due to third parties	$1,625,000	$1,625,000

(1)	As of the Closing Date, US$3,125,000 remained outstanding under Tristar’s promissory notes (the “Tristar Promissory Notes”), of which US$1,625,000 was held by third-party creditors and US$1,500,000 was held by Mr. Chunyi Hao, a related party (See note 8). In connection with the closing of the Business Combination, Tristar, the Company and the noteholders entered into a letter agreement, pursuant to which the Tristar Promissory Notes were forgiven by the noteholders in exchange for new promissory notes issued by the Company in the aggregate principal amount of $3,125,000 (the “New Promissory Notes”). The New Promissory Notes were unsecured, non-interest bearing and were due and payable on August 2, 2025. Under the terms of the New Promissory Notes, no penalty interest or default interest accrues upon non-payment at maturity. While the Company may be responsible for reasonable enforcement and collection costs, the New Promissory Notes do not provide for any additional monetary penalties upon default. As of the date of this report, no such enforcement or collection costs have been incurred. As of December 31, 2025, the outstanding aggregate principal of the New Promissory Notes held by third-party creditors was $1,625,000. As of the date of this report, the Group is engaged in negotiations with its creditors to work out arrangements for the overdue payments.

7.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,	As of June 30,
	2025	2025
	(Unaudited)	(Audited)
Payables to third parties	$4,096,528	$2,896,341
VAT payable (1)	2,347,124	1,471,133
Payroll payable	321,417	241,739
Others	30,000	30,000
Accrued expenses and other liabilities	$6,795,069	$4,639,213

(1)	The balance of VAT payable is due to the service revenues generated in the PRC, which is subject to a 6% VAT rate.

8.	Related Parties Transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2025 and June 30, 2025:

No.	Related Parties	Relationship
1	Ufintek Group Pte. Ltd.	Wang Yizhou, Financial Director of Helport Singapore, serves as the Executive Director of Ufintek Group Pte. Ltd.
2	Stony Holdings Limited	Shareholder of Helport AI Limited
3	Ms. Fan Yu	Chairman of the Board of Directors of Helport Limited
4	Ms. Yizhou Wang	Financial Director of Helport Singapore
5	Helport (Thailand) Co., Ltd	Equity investments with 49% shareholding
6	Ms. Michelle Zhang	Spouse of key management
7	Mr. Chunyi Hao	Shareholder of Helport AI Limited

(a)	The Group entered into the following transactions with related parties:

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Nature
Loan from a related party
Michelle Zhang	$313,401	$-

Loan repayments to related parties
Ufintek Group Pte. Ltd.	$-	$74,261
Stony Holdings Limited	$-	$269,986
Yu Fan	$-	$84,991

8.	Related Parties Transactions (Continued)

(b)	The Group had the following balances with related parties:

	As of December 31,	As of June 30,
	2025	2025
	(Unaudited)	(Audited)
Amount due from a related party:
Helport (Thailand) Co., Ltd (1)	123,219	10,372
Total	$123,219	$10,372

(1)	The balance represents the advance funds paid on behalf of the related party for its daily operational purposes.

	As of December 31,	As of June 30,
	2025	2025
	(Unaudited)	(Audited)
Amount due to related parties:
Chunyi Hao (1)	$1,300,000	$1,300,000
Michelle Zhang (2)	1,104,893	764,447
Ufintek Group Pte. Ltd. (3)	566,605	558,213
Yu Fan (3)	6,715	6,715
Helport (Thailand) Co., Ltd (4)	-	30,181
Total	$2,978,213	$2,659,556

(1)	As of the Closing Date, US$1,500,000 remained outstanding under the Tristar Promissory Notes held by Mr. Chunyi Hao. In connection with the closing of the Business Combination, Tristar, the Company and Mr. Chunyi Hao entered into a letter agreement, pursuant to which the Tristar Promissory Notes were forgiven by Mr. Chunyi Hao in exchange for the issuance of the New Promissory Notes. The New Promissory Notes are unsecured, non-interest bearing and were due and payable on August 2, 2025. Under the terms of the New Promissory Notes, no penalty interest or default interest accrues upon non-payment at maturity. While the Company may be responsible for reasonable enforcement and collection costs, the New Promissory Notes do not provide for any additional monetary penalties upon default. As of the date of this report, no such enforcement or collection costs have been incurred. As of December 31, 2025, the outstanding principal of the New Promissory Notes held by Mr. Chunyi Hao was $1,300,000. As of the date of this report, the Group is engaged in negotiations with Mr. Chunyi Hao to work out an arrangement for overdue payments.

(2)	The balance represents the amount outstanding from the interest-bearing loan provided by the related party, with an annual interest rate of 5.5%. For the six months ended December 31, 2025, the interest expenses were $43,787.

(3)	The balance represents the advance funds received from related parties for daily operational purposes.

(4)	The balance represents the capital contribution that the Company is obligated to pay to related parties.

9.	Taxation

The following table sets forth current and deferred portion of income tax expense of the Company’s subsidiaries:

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Current income tax expense	$5,793	$739,079
Deferred income tax expense	(403,485)	(63,827)
Total income tax expense	$(397,692)	$675,252

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax positions will materially change over the next twelve months. As of December 31, 2025, income tax returns for the tax years from 2021 to 2024 remain open for statutory examination.

10.	Share-based Compensation

2024 Equity Incentive Plan

Effective on August 6, 2024, the board of directors of the Company approved the 2024 Equity Incentive Plan (the “Plan”), under which certain eligible independent contractors and external consultants (the “Participants”), or a total of four Participants, were granted 166,000 restricted ordinary shares for their services provided to the Group.

On January 1, 2025, 10,000 restricted shares were granted to each of two (2) directors of the Company, corresponding to a service period of eight (8) months commencing January 1, 2025. The fair value of the restricted shares was determined based on the closing market price of the Company’s ordinary shares on December 31, 2024 (the last trading day immediately preceding the grant date of January 1, 2025) of US$5.55 per share. Additionally, on October 19, 2025, 10,000 ordinary shares were granted to each of these two (2) directors of the Company, corresponding to a one-year service period commencing September 1, 2025. The fair value of such ordinary shares was determined based on the closing market price of the Company’s ordinary shares on October 17, 2025 (the last trading day immediately preceding the grant date of October 19, 2025) of US$3.21 per share.

On October 19, 2025, 20,000 ordinary shares were granted to an independent non-executive director of the Company, corresponding to a service period of twelve (12) months commencing September 1, 2025. The fair value of the ordinary shares was determined based on the closing market price of the Company’s ordinary shares on October 17, 2025 (the last trading day immediately preceding the grant date of October 19, 2025) of US$3.21 per share.

On December 31, 2025, 67,000 ordinary shares were granted to the Chief Executive Officer of the Company, upon the Company’s determination that the annual performance target for fiscal year ended June 30, 2026 had already been achieved. The fair value of these ordinary shares was determined based on the closing market price of the Company’s ordinary shares on December 31, 2025 of US$4.20 per share. Additionally, as a Co-Founder of the Company, the Chief Executive Officer is entitled to be annually granted 600,000 ordinary shares of the Company as an award under the Company’s Plan. The one-year service period associated with the award will commence upon the issuance of such shares. As of December 31, 2025, the Company has not issued the shares under this arrangement.

If the Participants terminate their services during the vesting period, they will automatically forfeit the restricted shares that are not vested as of the date of termination of the services.

The estimated fair value of restricted shares granted under the Plan was the closing price prevailing on each grant date.

10.	Share-based Compensation (Continued)

A summary of activities of the restricted shares for the six months ended December 31, 2025 and 2024 is as follows:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date
Unvested as of June 30, 2024 (Audited)	-	$-
Granted	166,000	5.53
Vested	(26,500)	5.65
Unvested as of December 31, 2024 (Unaudited)	139,500	$5.51

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date
Unvested as of June 30, 2025 (Audited)	735,000	$5.58
Granted	707,000	4.49
Vested	(20,000)	5.55
Unvested as of December 31, 2025 (Unaudited)	1,422,000	$4.45

Share-based compensation expenses of $469,583 and $223,933 were recognized for the restricted shares during the six months ended December 31, 2025 and 2024, respectively. As of December 31, 2025, there were unrecognized share-based compensation expenses of $6,146,517 in relation to the restricted shares, which are expected to be recognized over a weighted average period of 2.04 years.

The allocation of total share-based compensation expenses is set forth as follows:

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Sales and marketing expenses	$59,000	$121,800
General and administrative expenses	410,583	102,133
Total	$469,583	$223,933

11.	Warrant Liabilities

On August 2, 2024, Tristar, the Company, and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), entered into the Assignment, Assumption, and Amendment to Warrant Agreement (the “Warrant Amendment”), which amended that certain Warrant Agreement, dated as of October 13, 2021, relating to the Tristar warrants (the “Warrant Agreement”), as filed with the SEC on October 13, 2021. Pursuant to the Warrant Amendment,

(i)	the Company assumed the obligations of Tristar under the Warrant Agreement, such that, among other things, Helport has been added as a party thereto; and

(ii)	references to Tristar Class A ordinary shares in the Warrant Agreement mean the ordinary shares of the Company.

As of December 31, 2025, there were 18,844,987 Warrants outstanding (including 11,499,987 Public Warrants and 7,345,000 Private Placement Warrants). The Warrants have the same terms as the Tristar warrants. Each Warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per share. The exercise period of Public Warrants and Private Placement Warrants commenced on the completion of the Company’s initial business combination, terminating on the earlier to occur if (i) five years after the completion of the initial business combination (August 1, 2029), and (ii) the date fixed for redemption of the Warrants. The Warrants may only be exercised for a whole number of shares and in no event will the Company be required to net cash settle any Warrant.

The Company also permits Warrant holders to exercise their Warrants on a cashless basis under the circumstances specified in the Warrant Agreement. If the ordinary shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”), the Company may, at its option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Warrants became exercisable on the completion of the Business Combination, and will expire five years after the consummation of the Business Combination or earlier upon redemption.

The Company may redeem the Public Warrant, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder;

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (subject to adjustment for splits, dividends, recapitalizations, and other similar events), for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to Warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company issues a notice of redemption, each Warrant holder can exercise his or her Warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $18.00 trigger price as well as the $11.50 Warrant exercise price per full share after the redemption notice is issued, and such decline will not limit the Company’s ability to complete the redemption. The redemption criteria for the Public Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants are non-redeemable (except as described below) so long as they are held by the sponsor of Tristar or its permitted transferees. If the Private Placement Warrants are held by someone other than the sponsor of Tristar or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

11.	Warrant Liabilities (Continued)

The Company accounts for the 18,844,987 Warrants (including 11,499,987 Public Warrants and 7,345,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the Warrants do not meet the criteria for equity treatment thereunder, each Warrant must be recorded as a liability. The Private Placement Warrants contain a provision whereby, if transferred to persons other than permitted transferees, such warrants shall upon transfer cease to be Private Placement Warrants and shall become Public Warrants. Because of this provision, the Private Placement Warrants’ settlement amounts are dependent on the Warrant holder, and the Private Placement Warrants are not considered indexed to the Company’s ordinary shares, therefore precluding equity classification. The Public Warrants’ tender provisions do not provide for the Warrant holders and the underlying shareholders to receive the same pro rata settlement amount. Because of this tender offer provision, the Public Warrants are required to be classified as a liability because the settlement amount received by a Warrant holder could be greater than that received by a holder of the Company’s ordinary shares.

The accounting treatment of derivative financial instruments requires that the Company record the Warrants as derivative liabilities at fair value upon the closing of the Business Combination. These warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to its current fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the Warrants will be reclassified as of the date of the event that causes the reclassification.

12.	Ordinary Shares

The Company is authorized to issue a maximum of 500,000,000 ordinary shares with par value of $0.0001.

Upon consummation of the Business Combination, 5,878,103 ordinary shares of Tristar (including 128,103 public shares and 5,750,000 founder shares) remained issued and outstanding, which had been replaced by ordinary shares of the Company. Along with the consummation of the Business Combination, the Company issued 509,259 and 464,838 ordinary shares to PIPE investors and holders of convertible promissory notes, respectively. 30,280,768 ordinary shares were issued to Helport shareholders as the consideration of the Business Combination. Since Helport is determined as the accounting acquirer, the historical financial statements of Helport became the Company’s historical financial statements, with retrospective adjustments to give effect to the reverse recapitalization. All of the ordinary shares of Helport that were issued and outstanding immediately prior to the Business Combination were cancelled and converted into an aggregate of 30,280,768 ordinary shares of the Company, which has been restated retrospectively to reflect the equity structure of the Company.

During the six months ended December 31, 2025, no restricted shares were issued or outstanding under the Plan.

There were 37,430,968 ordinary shares issued and outstanding as of both December 31, 2025 and June 30, 2025.

13.	Earnings Per Share

Basic and diluted earnings per share is calculated as follows:

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Numerator:
Net (loss)/income	$(1,671,707)	$1,066,894
Denominator:
Weighted average number of ordinary shares outstanding*
Basic and diluted	37,430,968	35,990,935

(Loss)/earnings per ordinary share
Basic and diluted	$(0.04)	$0.03

*	Share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

14.	Concentration

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of customers who each represents 10% or more of the Group’s total accounts receivable for the periods presented:

	As of December 31,	As of June 30,
	2025	2025
	(Unaudited)	(Audited)
Customer A	24.6%	18.7%
Customer B	22.8%	25.2%
Customer C	21.0%	23.1%
Customer D	11.9%	12.6%
Customer E	10.2%	10.4%
Total	90.5%	90.0%

The following table sets forth a summary of customers who each represents 10% or more of the Group’s total revenue for the periods presented.

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Customer A	28.3%	28.4%
Customer B	25.6%	27.0%
Customer C	12.2%	13.8%
Total	66.1%	69.2%

14.	Concentration (Continued)

The following table sets forth any supplier who represents 10% or more of the Group’s total accounts payable for the periods presented:

	As of December 31,	As of June 30,
	2025	2025
	(Unaudited)	(Audited)
Supplier A	99.9%	99.4%
Total	99.9%	99.4%

15.	Commitments and Contingencies

Lease Commitments

The total future minimum lease payments under short-term leases and long-term operating leases with respect to office space as of December 31, 2025, are payable as follows:

	Payment due to schedule
	Within one year	One to three years	Over three years	Total
	US$	US$	US$	US$
Short-term office rental fees	23,097	-	-	23,097

Ordinary Share Subscription Agreements

On October 20, 2025, the Company entered into a subscription agreement (the “Fulberto Subscription Agreement”) with Fulberto Limited, a British Virgin Islands company (“Fulberto”). Pursuant to the Fulberto Subscription Agreement, Fulberto agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Fulberto, ordinary shares of the Company, par value US$0.0001 per share, for an aggregate purchase price of $1,000,000, in accordance with Regulation S under the Securities Act of 1933, as amended (“Regulation S”). As of December 31, 2025, the Company had not received any investment proceeds and no shares were issued under this agreement. Under the terms of the agreement, the Company has no obligation to issue any underlying shares until the corresponding subscription price is fully received. Consequently, no asset or equity was recognized in the accompanying unaudited consolidated financial statements as of December 31, 2025, regarding this agreement.

On November 15, 2025, the Company entered into a subscription agreement (the “Fountain Subscription Agreement”) with FountainX Ltd., a British Virgin Islands company (“FountainX”). Pursuant to the Fountain Subscription Agreement, FountainX agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to FountainX, ordinary shares of the Company, par value US$0.0001 per share, for an aggregate purchase price of $1,240,000, in accordance with Regulation S. As of December 31, 2025, the Company had received US$690,159 under this agreement and on March 25, 2026, the Company issued 90,942 ordinary shares to FountainX associated with this funded portion. The remaining subscription amount of US$549,841 is expected to be received and the corresponding shares are expected to be issued within the next three months following the date of this report.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims or litigation as of December 31, 2025, and through the issuance date of the unaudited condensed consolidated financial statements.

16.	Subsequent Events

On October 2, 2025, the Company entered into a subscription agreement (the “Youth Spring Subscription Agreement”) with Youth Spring Limited, a Samoa company (“Youth Spring”). Pursuant to the Youth Spring Subscription Agreement, Youth Spring agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Youth Spring, 125,000 ordinary shares of the Company, par value US$0.0001 per share, for an aggregate purchase price of $500,000, in accordance with Regulation S. On March 25, 2026, the Company issued 125,000 ordinary shares to Youth Spring, and the transaction contemplated by the Youth Spring Subscription Agreement was consummated.

On March 15, 2024, the Company entered into a line of credit agreement with Hades Capital Limited, which provided the Company with an unsecured line of credit in the principal maximum amount of $4,000,000, and a line of credit agreement with Stony Holdings Limited, which provided the Company with an unsecured line of credit in the principal maximum amount of $2,000,000 (collectively, the “Line of Credit Agreements”). The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. As of December 31, 2025, no amounts were outstanding under the Line of Credit Agreements. As of the date of this report, the Company and the lenders have mutually agreed that no further borrowings will be made under the Line of Credit Agreements. The Company’s liquidity planning does not depend on these facilities, and management does not consider their unavailability to have a material adverse impact on the Company’s financial position or operational capacity.

The Group has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the issuance date of the unaudited condensed consolidated financial statements, and concluded that, except for the events disclosed above, no other subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements.